Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2005

	Three Months Ended
	December 31
	2005	2004
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$113,956	$96,517
Add:
Portion of rents representative of the interest factor	1,480	1,058
Interest on debt & amortization of debt expense	36,189	32,542

Income as adjusted	$151,625	$130,117

Fixed charges:
Interest on debt & amortization of debt expense (1)	$36,189	$32,542
Capitalized interest (2)	902	544
Rents	4,439	3,173
Portion of rents representative of the interest factor (3)	1,480	1,058

Fixed charges (1)+(2)+(3)	$38,571	$34,144

Ratio of earnings to fixed charges	3.93	3.81